
August 8, 2023

Stuart Landesberg
Chief Executive Officer
Grove Collaborative Holdings, Inc.
1301 Sansome Street
San Francisco, CA 94111

> **Re: Grove Collaborative Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 3, 2023**
> **File No. 333-273650**

Dear Stuart Landesberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Carlton Fleming